Exhibit E.
Diagrams for Use of Funds and Revenue Waterfalls

Diagram 1. Use of Funds

FIRST $250,000 (Target Offering Amount)

└─► 100% → Issuer Approved Marketing Expenses

ALL FUNDS ABOVE $250,000 (up to $1,200,000 Maximum Offering Amount)

└─► 100% → Issuer Approved Marketing Expenses

Diagram 2. Revenue Waterfalls

100% FILM GROSS REVENUES
(Theatrical, Video on Demand (VOD) Streaming, International, Event Licensing, Ancillary)

└─► LESS: DISTRIBUTION FEES & MARKETING EXPENSES: Exhibitors, Platforms, Sales Agents, etc. = GROSS RECEIPTS

└─► He Calls We Run LLC (IP Holding Company) - Passed through promptly to Issuer, no deductions, or directly received by Hope Multiplied, LLC.

└─► Hope Multiplied LLC, Issuer for TIER 1: RETURN OF CAPITAL (FIRST POSITION)
• Crowd Investor Principal: Up to 120% return of invested principal, paid PRO-RATA and PARI PASSU among Crowd Proceeds Participation holders. As of the date of this offering, HCWR has received a $500,000 investment from a third party in exchange for Class A equity in HCWR, which shares this Tier 1 pari passu status alongside Crowd Investor Principal. See Risk Factor 23.

└─►He Calls We Run LLC (IP Holding Company) TIER 2: RETURN OF CAPITAL (SECOND POSITION)
• After Reg CF Recoupment and Recoupment Premium are completed, all subsequent revenues remain with IP Holding Company for distribution to Reg D Investors Pro rata, Pari passu, Distributed per Operating Agreement